General American Investors Company, Inc.

530 Fifth Avenue, New York, NY 10036 Phone: (212) 916-8400 FAX: (212) 916-8490

July 30, 2020

Mr. Jeffrey Long

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, NE

Washington DC, 20549-4720

Dear Mr. Long:

Thank you for contacting me by telephone on July 27, 2020 regarding your observations and comments concerning a periodic review performed by the United States Securities and Exchange Commission (the “SEC”) of the December 31, 2019 annual report, related SEC filings, and then current website of General American Investors Company, Inc. (the “Company”).

Three observations were conveyed to us orally during the above referenced phone call and are addressed through this written response via a “Correspondence” filing with the SEC. The observations and responses are as follows:

Observation 1:

It was noted that the 20 year return chart (20 years ended March 31, 2020) located within the “Investment Results” and quarterly “Fact Sheet” tabs on the Company’s website appeared inconsistent with the associated numerical return percentages reported on the Company’s website.

Response 1:

The Company agrees with the SEC’s observation. The Company’s website was corrected on July 28, 2020. By way of background, the vendor hosting the website was recently changed, as was the underlying software which supports the Company’s website, and an incorrect transition link was the cause of the inaccurate graphical representation of the 20 year returns as of March 31, 2020.

Comment 2:

It was noted that the December 31, 2019 Form N-CSR filing for the Company included an incorrect website reference in Item 2. Code of Ethics. It was requested that this website reference be corrected in the next filing of Form N-CSR.

Response 2:

The Company agrees with the SEC’s observation. Similarly, to the first observation above, this is also a result of changing the vendor hosting the Company’s website and updating the underlying software for the Company’s website after the December 31, 2019 filings were submitted.

The prior (correct at the time of the filing but, now incorrect) website page reference was:

http://www.generalamericaninvestors.com/governance/code-of-ethics.php.

The correct current website page reference is:

https://www.generalamericaninvestors.com/governance/code-of-ethics.

Comment 3:

It was noted that the December 31, 2019 Form N-CEN filing for the Company inadvertently included our independent public accountant’s annual audit opinion as the attached exhibit in response to Item G.1.iii. It was requested that this filing be amended to include the report of our independent public accountant’s concerning the Company’s system of internal accounting controls.

Response 3:

The Company agrees with the SEC’s observation and an amendment to the Company’s December 31, 2019 Form N-CEN was filed with the SEC on July 29, 2020 (ACCESSION NUMBER: 0001667731-20-000281) containing the report of our independent public accountant on the Company’s system of internal accounting controls.

Thank you for your thoughtful suggestions during this review process. If you have any further comments or questions, we will be happy to discuss them with you.

Very truly yours,

Eugene S. Stark
Vice President, Administration,
Principal Financial Officer, and
Chief Compliance Officer

cc:

Jeffrey W. Priest, President and Chief Executive Officer